UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1 )

SABA SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

784932600

(CUSIP Number)

Brian Kempner, Chief Operating Officer & General Counsel FirstMark Capital, L.L.C. 1221 Avenue of the Americas New York, New York 10020 (212) 792-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784932600

1	Names of Reporting Persons.

FirstMark Capital, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Connecticut

Number of	7 Sole Voting Power
Shares
Beneficially	1,384,920
Owned

8 Shared Voting Power

0

9 Sole Dispositive Power

1,384,920

10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,384,920

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

4.97%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No. 784932600

1	Names of Reporting Persons.

Lawrence D. Lenihan, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

United States of America

Number of	7 Sole Voting Power
Shares
Beneficially	49,498
Owned

8 Shared Voting Power

1,384,920

9 Sole Dispositive Power

49,498

10 Shared Dispositive Power

1,384,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,434,418

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

5.15%

14	Type of Reporting Person (See Instructions)

IN

This Amendment No. 1 amends certain portions of the Schedule 13D filed on August 25, 2008 (the “Schedule 13D”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

          Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

          This statement on Schedule 13D is being filed by FirstMark Capital, L.L.C., a Delaware limited liability company (“FirstMark”), and Lawrence D. Lenihan, Jr. (collectively, the “Reporting Persons”). Effective August 20, 2008, FirstMark became the investment manager of certain funds formerly managed by the venture capital division of Pequot Capital Management, Inc., a Connecticut corporation (“Pequot”), including all of Pequot’s interests in the Issuer as previously reported on Schedule 13D, as amended.

          FirstMark acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority. The address of the principal business office of FirstMark, and of the Executive Officers and Controlling Persons (as defined below) is 1221 Avenue of the Americas, New York, NY 10020.

          FirstMark is the investment adviser/manager of, and exercises sole investment discretion over, FirstMark III, L.P., a Delaware limited partnership, formerly known as Pequot Private Equity Fund III, L.P. (“FM3”), and FirstMark III Offshore Partners, L.P., a Cayman Islands limited partnership, formerly known as Pequot Offshore Private Equity Partners III, L.P. (“FM3OP”, and together with FM3, the “Funds”).

          The executive officers of FirstMark are Messrs. Gerald Poch, Lawrence D. Lenihan, Jr., Amish Jani, Richard Heitzmann and Brian Kempner and the controlling shareholders are Messrs. Poch and Lenihan (collectively, the “Executive Officers and Controlling Persons”). Each of the Executive Officers and Controlling Persons is a citizen of the United States.

          Neither the Reporting Persons nor the Executive Officers and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither the Reporting Persons nor the Executive Officers and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

          On August 10, 2004, pursuant to a Purchase Agreement, dated as of August 9, 2004 (the “Purchase Agreement”), with the Funds, the Issuer issued and sold to the Funds an aggregate of 2,674,500 shares of Common Stock for a purchase price of $3.2841 per share of Common Stock representing aggregate consideration of $8,783,325.45. The funds for the purchase of such Common Stock held by the Funds were obtained from the contributions of the Funds’ partners/shareholders. In addition, on October 14, 2005, the Funds acquired an aggregate of 95,340 shares of Common Stock at purchase prices ranging from $3.09 per share to $3.14 per share in open market transactions.

          Mr. Lenihan purchased an aggregate of 27,000 shares of Common Stock in open market transactions between January 22, 2009 and February 4, 2009 for an aggregate consideration of $40,288. The funds for the purchase of such Common Stock were obtained from Mr. Lenihan’s personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

          The Reporting Persons consider the shares of Common Stock that they beneficially own an investment made in the ordinary course of its business. The Reporting Persons intend to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

Purchase Agreement

          On August 10, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds an aggregate of 2,674,500 shares of Common Stock for a purchase price of $3.2841 per share of Common Stock representing aggregate consideration of $8,783,325.45. The funds for the purchase of such Common Stock held by the Funds were obtained from the contributions of the Funds’ partners/shareholders. Capitalized terms used but not defined in this Item 4 or elsewhere in this Statement shall have the meanings assigned to such terms in the Purchase Agreement.

          Pursuant to the Purchase Agreement, at the Closing, the Issuer amended its by-laws to increase the size of its board of directors from five to six members and appointed Lawrence D. Lenihan, Jr. as a Class III member of the Board of Directors. From and after the Closing, for so long as FirstMark beneficially holds at least seventy-five percent of the Common Stock purchased by the Funds pursuant to the Purchase Agreement, the Issuer has agreed to use its best efforts to cause: (i) Mr. Lenihan to remain a Class III director; (ii) Mr. Lenihan to be nominated and elected to the board of directors of the Issuer in any election of directors; and (iii) any vacancy, should Mr. Lenihan cease for any reason to be a member of the board of directors of the Issuer, to be filled by a replacement designated by FirstMark and reasonably acceptable to the Issuer. Mr. Lenihan resigned from the Issuer’s Board of Directors on July 17, 2009.

Registration Rights Agreement

          In connection with the transactions contemplated by the Purchase Agreement, the Issuer and the Funds entered into a Registration Rights Agreement, dated as of August 9, 2004 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer filed a Registration Statement on Form S-3 registering the Common Stock for resale on a continuous basis under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), which was declared effective on January 11, 2005. The Issuer is required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock without volume restrictions under Rule 144(k) under the Securities Act.

          Copies of the Purchase Agreement and the Registration Rights Agreement (which contains the form of Penalty Warrant as an exhibit) were previously filed as Exhibits 1 and 2, respectively, to the Schedule 13D filed by Pequot and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

          (a) FirstMark may be deemed to beneficially own 1,384,920 shares of Common Stock, representing approximately 4.97% of the outstanding shares of Common Stock, based on the 29,232,000 shares of Common Stock outstanding as of July 31, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended May 31, 2009, and assuming that all of the 1,384,920 shares of Common Stock being repurchased by the Issuer will be cancelled and cease to be outstanding. FirstMark disclaims beneficial ownership of all shares held of record by the Funds.

          Lawrence D. Lenihan, Jr. directly owns 27,000 shares of Common Stock of the Issuer and holds 22,498 Director’s Options (as defined below) that are exercisable as of August 28, 2009. In addition, Lawrence D. Lenihan, Jr. as a Controlling Person of FirstMark may be deemed to beneficially own the 1,384,920 shares beneficially owned by FirstMark, however, Mr. Lenihan disclaims such beneficial ownership except to the extent of his pecuniary interest therein. Accordingly, Mr. Lenihan may be deemed to beneficially own an aggregate of 1,434,418 shares, representing 5.15% of the outstanding shares of Common Stock.

          (b) FirstMark has the sole power to vote, direct the vote, dispose and direct the disposition of the 1,384,920 shares of Common Stock held of record by the Funds. Mr. Lenihan has the sole power to vote, direct the vote, dispose and direct the disposition of the 49,498 shares directly owned by him (including shares issuable upon exercise of vested Director’s Options) and shares the power to vote, direct the vote, dispose and direct the disposition by FirstMark of its 1,384,920 shares.

          (c) On August 28, 2009, FirstMark agreed to sell 1,384,920 shares of Common Stock to the Issuer at a price of $3.50 per share for an aggregate sale price of $4,847,220. The sale of shares to the Issuer closed on August 28, 2009. Except for the foregoing sale, the Reporting Persons have not effected any transaction relating to the Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

          Reference is made to the Purchase Agreement and the Registration Rights Agreement described in Items 3 and 4 of the Schedule 13D. Pursuant to the Purchase Agreement, Lawrence D. Lenihan, Jr. served on the Issuer’s Board of Directors until his resignation from the Board of Directors on July 17, 2009. In connection with FirstMark’s participation (through its employees) on the Issuer’s Board of Directors, the Issuer granted to Lawrence D. Lenihan, Jr. options to purchase: (i) 5,000 shares of Common Stock on December 14, 2004 (the “Initial Director’s Options”) pursuant to the Issuer’s 2000 Stock Incentive Plan, (ii) 5,000 shares of Common Stock on December 15, 2005 (the “Additional Director’s Options,”) pursuant to the Issuer’s 2000 Stock Incentive Plan, (iii) 10,000 shares of Common Stock on March 28, 2007 (the “March 2007 Director’s Options”) pursuant to the Issuer’s 2000 Stock Incentive Plan, (iv) 10,000 shares of Common Stock on January 1, 2008 (the “January 2008 Director’s Options”) and (v) 15,000 shares of Common Stock on January 16, 2009 (the “January 2009 Director’s Options” and, together with the Initial Director’s Options, the Additional Director’s Options, the March 2007 Directors’ Options and the January 2008 Director’s Options, the “Director’s Options”) pursuant to the Issuer’s 2000 Stock Incentive Plan. The Initial Director’s Options are immediately exercisable at the exercise price of $4.20 per share. The Additional Director’s Options are immediately exercisable at the exercise price of $4.16 per share. The March 2007 Director’s Options vested monthly beginning on December 28, 2006 and ending on July 17, 2009, the date of Mr. Lenihan’s resignation from the Issuer’s Board of Directors, resulting in 6,458 shares subject to such options being vested and immediately exercisable at the exercise price of $6.30 per share. The January 2008 Director’s Options vested monthly beginning on November 15, 2007 and ending on July 17, 2009, resulting in 4,166 shares subject to such options being vested and immediately exercisable at the exercise price of $4.53 per share. The January 2009 Director’s Options vested monthly beginning on January 16, 2009 and ending on July 17, 2009, resulting in 1,874 shares subject to such options being vested and immediately exercisable at the exercise price of $1.30 per share. All of the Director’s Options expire on October 17, 2009, which is three months following the date on which Mr. Lenihan resigned from the Issuer’s Board of Directors. The description of the Director’s Options is qualified in its entirety by reference to the Issuer’s 2000 Stock Incentive Plan which is incorporated herein by reference.

          On August 28, 2009, FirstMark agreed to sell 1,384,920 shares of Common Stock to the Issuer at a price of $3.50 per share for an aggregate sale price of $4,847,220.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: September 1, 2009

FirstMark Capital, L.L.C.

By:	/s/ Lawrence D. Lenihan, Jr.

Lawrence D. Lenihan, Jr.
Chief Executive Officer and Managing Director

/s/ Lawrence D. Lenihan, Jr.

Lawrence D. Lenihan, Jr.